TD AMERITRADE CLEARING, INC.

(SEC I.D. NO. 8-16335)

Statement of Financial Condition
as of December 31, 2023
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/23   AND ENDING   12/31/23

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Ameritrade Clearing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. 108th Avenue

(No. and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Thompson	(720) 418-4492	aaron.thompson@schwab.com
(Name)	(Area Code - Telephone Number)	(email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration No., if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
1601 Wewatta Street
Suite 400
Denver, CO 80203
USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of TD Ameritrade Clearing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2024

We have served as the Company's auditor since 2021.

TD AMERITRADE CLEARING, INC.

Statement of Financial Condition

(In Millions, Except Share Amounts)

	December 31, 2023
Assets	
Cash and cash equivalents	$ 2,795
Cash and investments segregated and on deposit for regulatory purposes	9,311
Receivables from brokerage clients — net	17,762
Other assets	2,045
Total assets	$ 31,913
Liabilities and Stockholder's Equity	
Payables to brokerage clients	$ 23,869
Deposits for securities loaned to an affiliate	3,083
Accrued expenses and other liabilities	351
Short-term borrowings	700
Total liabilities	28,003
Stockholder's equity:	
Common stock — 20,000 shares authorized; 9,946 shares issued and outstanding; $10 par value per share	—
Additional paid-in capital	3,634
Retained earnings	276
Total stockholder's equity	3,910
Total liabilities and stockholder's equity	$ 31,913

See Notes to Statement of Financial Condition.

(Tabular Amounts in Millions)

1. Organization and Nature of Business

TD Ameritrade Clearing, Inc. ("TDAC," "we," "our," or "the Company") is an indirect wholly-owned subsidiary of The Charles Schwab Corporation (CSC) through the Company's immediate parent, TD Ameritrade Online Holdings LLC (TDAOH), formerly "TD Ameritrade Online Holdings Corporation," and its parent, TD Ameritrade Holding LLC (TDA Holding), formerly "TD Ameritrade Holding Corporation". On October 6, 2020, pursuant to an Agreement and Plan of Merger, TDA Holding and its wholly-owned subsidiaries were acquired by CSC (the "Merger"). CSC together with its consolidated subsidiaries, including TDAC, is referred to as "Schwab".

The Company is a securities broker-dealer that provides trade execution and clearing services on a fully-disclosed basis to TD Ameritrade, Inc. and other related parties, all of which are indirect wholly-owned subsidiaries of CSC. The Company also provides clients the ability to conduct futures and forex trading through Charles Schwab Futures and Forex LLC, an indirect wholly-owned subsidiary of TDA Holding. At December 31, 2023, approximately 15% of TD Ameritrade, Inc.'s total client accounts were located in California.

The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. The Company is a member of various self-regulatory organizations and exchanges including the Financial Industry Regulatory Authority, Inc. (FINRA), Nasdaq Stock Market, Cboe EDGX, and MEMX LLC. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and the various securities exchanges in which it maintains membership.

Client Conversion Common-Control Transactions

As part of Schwab's integration of TDA Holding and its wholly-owned subsidiaries (collectively referred to as "TD Ameritrade" or "TDA"), during 2023, Schwab completed the conversion of four transition groups of clients from TDAC and TD Ameritrade, Inc. to Charles Schwab & Co., Inc. (CS&Co), an indirect wholly-owned subsidiary of CSC. Schwab expects to complete the conversion of remaining client accounts from TDAC and TD Ameritrade, Inc. in a final group in May 2024.

In connection with these client account conversions, the Company also transferred certain associated assets and liabilities to CS&Co. These transactions are considered common-control transactions as defined in Accounting Standards Codification (ASC) 805 *Business Combinations* (ASC 805). As the Company did not receive any consideration in exchange for these transferred assets, these amounts were recorded through additional paid-in capital in accordance to ASC 805 and the liabilities were assumed by CS&Co. See Note 5 for additional information on these client account conversions.

Insured Deposit Account Agreement

On May 4, 2023, CSC and certain of its subsidiaries, including TDAC, executed the Second Amended and Restated Insured Deposit Account Agreement (the 2023 IDA agreement) with TD Bank USA, National Association and TD Bank, National Association (together, the TD Depository Institutions) that replaced and superseded the previous agreement dated November 24, 2019, as amended (the 2019 IDA agreement). In accordance with the 2023 IDA agreement, cash held in eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions, consistent with the 2019 IDA agreement. See Notes 4 and 7 for additional information on the 2023 IDA agreement.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to taxes on income as well as legal and regulatory reserves. Actual results may differ from these estimates.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under ASC 606 *Revenue From Contracts With Customers* (ASC 606).

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, TDAC maintains cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated includes U.S. Treasury securities. U.S. Treasury securities are recorded at fair value and unrealized gains and losses are included in earnings.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans and other trading receivables from brokerage clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under ASC 326 *Financial Instruments – Credit Losses* in estimating an allowance for credit losses for margin loans. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any unsecured margin loans, including the accrued interest on such loans, no later than at 90 days past due. Pursuant to clearing agreements with TD Ameritrade, Inc. and other related parties, the Company is reimbursed for losses incurred on unsecured receivables from brokerage clients. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition.

Other securities owned and securities sold but not yet purchased

Other securities owned and securities sold but not yet purchased are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition and recorded at fair value based on quoted market prices or other observable market data. Client-held fractional shares are included in other securities owned for client positions where off-balance sheet treatment pursuant to ASC 940 *Financial Services – Brokers and Dealers* is not applicable and the derecognition criteria in ASC 860 *Transfers and Servicing* are not met. These client-held fractional shares have related repurchase liabilities that are accounted for at fair value. See Fair values of assets and liabilities below in this Note 2 for further information on these repurchase liabilities.

Securities borrowed and securities loaned

Securities borrowing and lending transactions are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in other assets on the statement of financial condition as securities borrowed. For securities loaned, the Company receives cash collateral equal to or greater than the market value of securities loaned; the payables from these transactions are included in accrued expenses and other liabilities on the statement of financial condition. The market value of securities

borrowed and loaned is monitored, and collateral is adjusted to ensure full collateralization. TDAC applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in CSC's consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination, the difference between positions taken on tax return filings and estimated potential tax settlement outcomes, including potential interest and penalties, are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include: certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, other securities owned, which are included in other assets, and certain accrued expenses and other liabilities. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

(Tabular Amounts in Millions)

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amounts recorded.

Liabilities measured at fair value on a recurring basis include securities sold but not yet purchased and repurchase liabilities related to client-held fractional shares of equities, exchange-traded funds (ETFs), and other securities, which are included in other assets on the statement of financial position (see Other securities owned and securities sold but not yet purchased above in this Note 2 for the treatment of client-held fractional shares). The fair values of securities sold but not yet purchased are based on quoted market prices or other observable market data. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related client-held fractional shares. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related client-held fractional shares. The Company's liabilities to repurchase client-held fractional shares do not have credit risk. The repurchase liabilities are included in accrued expenses and other liabilities on the statement of financial condition.

New Accounting Standards

No new accounting standards that are material to the Company were adopted during the year ended December 31, 2023.

New Accounting Standards Not Yet Adopted

Standard	Description	Required Date of Adoption	Effects on the Statement of Condition or Other Significant Matters
ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"	Requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker (CODM) and included in segment profit or loss. Also requires disclosure of the CODM's title and position and how the CODM uses reported segment profit or loss information in assessing segment performance and allocating resources. All currently required annual segment disclosures will be required for interim periods as well. Adoption requires retrospective application as of the earliest comparative period presented in the financial statements. Early adoption is permitted.	January 1, 2024 (applies to the annual statement of financial condition for 2024 and interim periods thereafter)	The Company does not expect this guidance will have a material impact on its statement of financial condition or disclosures.
ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"	Expands income tax disclosures, primarily by enhancing the rate reconciliation table and requiring income taxes paid to be disaggregated by tax jurisdiction. Adoption allows retrospective or prospective application, with early adoption permitted.	January 1, 2025	The Company does not expect this guidance will have a material impact on its statement of financial condition or disclosures.

(Tabular Amounts in Millions)

3. Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2023 are as follows:

Receivables		
Margin loans	$	17,597
Other brokerage receivables		165
Receivables from brokerage clients — net [1]	$	17,762
Payables		
Interest-bearing payables	$	20,893
Non-interest-bearing payables		2,976
Payables to brokerage clients	$	23,869

(1) TD Ameritrade, Inc., and another related party reimburse the Company for unsecured losses resulting from client margin activities.

The allowance for credit losses for receivables from brokerage clients was immaterial as of December 31, 2023.

4. Other Assets

The components of other assets at December 31, 2023 are as follows:

Securities borrowed from an affiliate	$	997
Other receivables from brokers, dealers, and clearing organizations		695
Customer contract receivables [1]		75
Receivables — interest, dividends, and other		72
Other securities owned at fair value [2]		69
Contract assets — net [3]		35
Receivables from affiliates		14
Other		88
Total other assets	$	2,045

(1) Represents receivables from contracts with customers within the scope of ASC 606.
(2) Includes fractional shares held in client brokerage accounts. Corresponding repurchase liabilities in an equal amount for these client-held fractional shares are included in accrued expenses and other liabilities on the statement of financial condition. See also Notes 2 and 5.
(3) Contract assets relate to the buy down of fixed-rate obligation amounts pursuant to the 2023 IDA agreement. These assets are amortized on a straight-line basis over the remaining contract term. See Notes 1 and 7 for additional information on the 2023 IDA agreement.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2023 are as follows:

Payables to affiliates	$	143
Repurchase liabilities [1]		67
Payables to brokers, dealers, and clearing organizations [2]		62
Other		79
Total accrued expenses and other liabilities	$	351

(1) This represents the liabilities related and equal to the fractional shares held in client brokerage accounts and included in other securities owned at fair value in other assets on the statement of financial condition. See also Notes 2 and 4.
(2) Includes payables to brokers, dealers, and clearing organizations with affiliates. See Note 10.

(Tabular Amounts in Millions)

Exit and Other Related Costs

Integration of TD Ameritrade

Effective October 6, 2020, Schwab completed its acquisition of TDA Holding. Schwab's integration of TDA Holding's operations continued during the year ended December 31, 2023, including the completion of four client transition groups. Schwab expects to complete the remaining client transitions from TD Ameritrade, Inc. and TDAC to CS&Co in a final transition group in May 2024.

CSC's integration plan is not defined by legal entity, though additional acquisition and integration-related costs are expected to be incurred at TDAC in future periods as CSC continues the integration. The Company expects that remaining exit and other related costs will be incurred and charged to expense over the next 12 months, with some costs expected to be incurred after client transition to decommission duplicative platforms and complete integration work. Estimates of the nature, amounts, and timing of recognition of acquisition and integration-related costs are subject to change based on certain factors, including the duration and complexity of the remaining integration process and the continued uncertainty of the economic environment.

During 2023, TDAC's retention liabilities of $1 million were assumed by CS&Co upon transfer of the related employees. TDAC had no remaining liability for exit and other costs related to the integration as of December 31, 2023. The Company paid cash to CS&Co for future settlement of the transferred liabilities.

Other

With significant progress now made in the integration of TD Ameritrade, Schwab has begun to take incremental actions to streamline its operations to prepare for post-integration, including through position eliminations and decreasing its real estate footprint. Certain of these actions impacted TDAC.

6. Borrowings

The Company maintains secured uncommitted lines of credit from third-party banks, under which the Company borrows on either a demand or short-term basis and pledges client margin securities as collateral. There was $700 million outstanding under these secured uncommitted lines of credit as of December 31, 2023, with variable interest rates based on the Secured Overnight Financing Rate (SOFR) ranging from SOFR + 0.37% to SOFR +0.40%. See Note 8 for additional information.

Related-party borrowing facilities: The Company maintains an $8.0 billion credit facility with CSC, which expires on December 31, 2025. Borrowings under this facility do not qualify as regulatory capital for TDAC. There were no borrowings outstanding under this credit facility at December 31, 2023.

The Company also maintains a secured uncommitted line of credit with Charles Schwab Bank, SSB (CSB), a wholly-owned subsidiary of CSC. This line of credit is subject to the Federal Reserve Act Section 23A affiliate transactions. The Company had no borrowings outstanding under this line of credit at December 31, 2023.

7. Commitments and Contingencies

Guarantees and indemnifications: The Company provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the amounts it has posted as collateral. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

IDA agreement: TDAC and certain affiliates were parties to the 2019 IDA agreement with the TD Depository Institutions, which created responsibilities and certain contingent obligations of TDAC and certain affiliates. On May 4, 2023, the 2019 IDA agreement was replaced and superseded by the 2023 IDA agreement, which specifies responsibilities, including certain contingent obligations, of TDAC and certain affiliates going forward. Pursuant to the 2023 IDA agreement, uninvested cash

(Tabular Amounts in Millions)

within eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. TDAC and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which TDAC and certain affiliates receive an aggregate monthly fee.

The 2023 IDA agreement extends the agreement term to sweep balances to the TD Depository Institutions through July 1, 2034, and requires that CSC and its broker-dealer subsidiaries, including TDAC, maintain minimum and maximum IDA balances as follows:

- Through September 10, 2025, CSC and its broker-dealer subsidiaries must maintain minimum balances above the total of then-outstanding unmatured fixed-rate obligation amounts, with a maximum of $30 billion above this total amount. During this period, withdrawals of IDA balances by CSC and its broker-dealer subsidiaries are generally permitted only to the extent of withdrawals initiated by customers, with limited exceptions, except to the extent necessary for CSC and its broker-dealer subsidiaries to maintain balances below the applicable maximum.
- After September 10, 2025, withdrawals of IDA balances are permitted at the discretion of CSC and its broker-dealer subsidiaries, subject to an obligation to maintain IDA balances above a minimum of $60 billion, with a maximum of $90 billion.

During 2023, CSC and its broker-dealer subsidiaries opted to buy down $5.0 billion of fixed-rate obligation amounts, incurring a market-based fee, of which $37 million was allocated to TDAC, and capitalized as a contract asset, included in other assets on the statement of financial condition.

As of December 31, 2023, the total ending IDA balance was $97.5 billion, of which $83.7 billion was fixed-rate obligation amounts and $13.8 billion was floating-rate obligation amounts.

Legal contingencies: TDAC is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. With respect to pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

8. Financial Instruments Subject to Off-Balance Sheet Credit Risk

Securities Lending: The Company loans brokerage client securities temporarily to other broker-dealers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event a counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The Company conducts substantially all its securities lending business through an

(Tabular Amounts in Millions)

arrangement with CS&Co. CS&Co lends TDAC's margin and fully-paid customer securities to external counterparties via a non-custody lending model utilizing CS&Co's trading infrastructure channels.

The Company also borrows securities from other broker-dealers to fulfill short sales by brokerage clients and delivers cash to the lender in exchange for the securities. The fair value of borrowed securities was $972 million at December 31, 2023. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the statement of financial condition.

The following table presents information about the Company's securities lending and other activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2023:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Assets/ Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Counterparty Offsetting	Collateral	Net Amount
Assets:						
Securities borrowed [1]	$ 997	$ —	$ 997	$ (997)	$ —	$ —
Total	$ 997	$ —	$ 997	$ (997)	$ —	$ —
Liabilities:						
Securities loaned [2]	$ 3,083	$ —	$ 3,083	$ (997)	$ (1,983)	$ 103
Secured short-term borrowings [3]	700	—	700	—	(700)	—
Total	$ 3,783	$ —	$ 3,783	$ (997)	$ (2,683)	$ 103

(1) Included in other assets in the statement of financial condition.
(2) Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2023.
(3) Included in short-term borrowings on the statement of financial condition. See below for collateral pledged and Note 6 for additional information on these borrowing facilities.

Client trade settlement: The Company is obligated to settle transactions with brokers and other financial institutions even if clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Pursuant to clearing agreements with TD Ameritrade, Inc. and other related parties, the Company is reimbursed for unsecured losses that result from a client's failure to complete such transactions. Accordingly, no liability has been recognized for these transactions.

Margin lending: Clients with margin loans have agreed to allow the Company to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2023:

Fair value of client securities available to be pledged	$ 24,655
Fair value of securities pledged for:	
Fulfillment of requirements with the Options Clearing Corporation [1]	$ 5,823
Fulfillment of client short sales	2,956
Securities lending to other broker-dealers	2,930
Collateral for short-term borrowings	909
Total collateral pledged	$ 12,618

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $25 million as of December 31, 2023.
(1) Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

(Tabular Amounts in Millions)

9. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2023.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 2,703	$ —	$ —	$ 2,703
Total cash equivalents	2,703	—	—	2,703
Investments segregated and on deposit for regulatory purposes:				
U.S. Government securities	—	9,214	—	9,214
Total investments segregated and on deposit for regulatory purposes	—	9,214	—	9,214
Other assets:				
Other securities owned:				
Equity, corporate debt, and other securities	48	2	—	50
Mutual funds and ETFs	19	—	—	19
Total other securities owned	67	2	—	69
Total other assets	67	2	—	69
Total assets	$ 2,770	$ 9,216	$ —	$ 11,986
Accrued expenses and other liabilities	$ 67	$ —	$ —	$ 67
Total liabilities	$ 67	$ —	$ —	$ 67

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2023:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 92	$ 92	$ —	$ —	$ 92
Cash and investments segregated and on deposit for regulatory purposes	97	97	—	—	97
Receivables from brokerage clients — net	17,762	—	17,762	—	17,762
Other assets	1,723	—	1,723	—	1,723
Liabilities					
Payables to brokerage clients	$ 23,869	$ —	$ 23,869	$ —	$ 23,869
Deposits for securities loaned to an affiliate	3,083	—	3,083	—	3,083
Accrued expenses and other liabilities	62	—	62	—	62
Short-term borrowings	700	—	700	—	700

(Tabular Amounts in Millions)

10. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist if the Company were operated as an unaffiliated entity.

Clearing Agreements

The Company earns clearing fees from TD Ameritrade, Inc. and another related party for clearing services provided on behalf of introduced clients pursuant to the provisions of clearing agreements. Payables to brokerage clients on the statement of financial condition includes a $40 million clearing deposit held for the introducing relationship with TD Ameritrade, Inc.

Securities Lending

TDAC engages in certain securities lending and borrowing activities with CS&Co, pursuant to an intercompany arrangement, as described in Note 8. TDAC had aggregated gross securities loaned and borrowed positions with CS&Co of $3.1 billion and $997 million, respectively, as of December 31, 2023, which are included in deposits for securities loaned to an affiliate and other assets, respectively, on the statement of financial condition.

Broker-Dealer Bank Sweep

Certain uninvested cash balances in client brokerage accounts are swept off-balance sheet to CSC's banking subsidiaries. CSC's banking subsidiaries pay TDAC a monthly fee for administrative services in support of the operation of the bank sweep program. Pursuant to the agreement, CSB, on behalf of CSC's banking subsidiaries, pays TDAC a fee for each customer securities account that maintains balances in deposit accounts at the banking entities.

Related-party Service and Expense Administrative Agreements

The Company recognizes costs pursuant to service and expense administrative agreements with related parties.

Receivables from and Payables to Affiliates

The following table summarizes receivables from and payables to affiliates associated with the activities described above. The following balances are included on the statement of financial condition as of December 31, 2023:

Assets		
Other assets:		
Securities borrowed from an affiliate	$	997
Receivables from affiliates		14
Total other assets	$	1,011
Liabilities		
Clearing deposit held for the introducing relationship with TD Ameritrade, Inc. (1)	$	40
Deposits for securities loaned to affiliates		3,083
Accrued expenses and other liabilities:		
Payables to affiliates	$	143
Payables to brokers, dealers, and clearing organizations		19
Total accrued expenses and other liabilities	$	162

(1) Included in payables to brokerage clients on the statement of financial condition.

These receivables from and payables to affiliates, excluding the clearing deposit held for the introducing relationship with TD Ameritrade, Inc., are generally settled in cash on a monthly basis.

(Tabular Amounts in Millions)

11. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2023 are detailed below:

Deferred tax assets:		
State and local taxes	$	5
Reserves and allowances		3
Employee compensation, severance, and benefits		1
Total deferred tax assets		9
Deferred tax liabilities:		
Net unrealized gain on investment		(8)
Other		(6)
Total deferred tax liabilities		(14)
Deferred tax liabilities — net [1]	$	(5)

[1] Amount is included in accrued expenses and other liabilities on the statement of financial condition at December 31, 2023.

Unrecognized tax benefits totaled $7 million as of December 31, 2023, $6 million of which, if recognized, would affect the annual effective tax rate.

At December 31, 2023, we had accrued $3 million for the payment of interest.

The Company was included in the TDA Holding consolidated federal return prior to the Merger, and in the CSC consolidated federal return after the Merger. TDA Holding's consolidated federal income tax return for 2020 and, as applicable to the Company, CSC's consolidated federal income tax returns for 2020 through 2022 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

12. Regulatory Requirements

As a securities broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule. TDAC computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by the Company. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2023, 2% of aggregate debit balances was $440 million, which exceeded the minimum dollar requirement of $1.5 million.

At December 31, 2023, the Company's net capital was $3.6 billion (16.5% of aggregate debit balances), which was $3.2 billion in excess of its minimum required net capital and $2.5 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, TDAC is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2023 totaled $9.7 billion, of which $59 million was for Proprietary Accounts of Broker-Dealers (PAB). The Company computes a separate reserve requirement for PAB and segregates a portion of cash to meet this requirement. As of January 2, 2024, the Company had deposited $767 million of cash into its segregated reserve accounts.

13. Subsequent Events

On January 30, 2024, the Company paid, in cash, a $270 million dividend and a return of capital of $530 million to TDAOH.